EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31,
(in thousands, except ratios)	1999	2000	2001	2002	2003	2003(1)	2004(1)
Fixed Charges
Interest expensed and capitalized	14,271	24,898	21,965	17,014	20,029	4,971	5,380
Amortization of deferred financing costs	4	16	12	40	309	35	63
Interest portion of rental expense (2)	2,170	3,222	3,719	4,367	4,741	1,113	1,246
Total Fixed Charges	16,445	28,136	25,696	21,421	25,079	6,119	6,689

Earnings Available for Fixed Charges
Income before provision for income taxes	29,161	38,153	34,378	52,841	59,198	7,046	12,398
Fixed charges	16,445	28,136	25,696	21,421	25,079	6,119	6,689
Capitalized interest	—	(754)	(779)	(295)	(260)	(73)	(88)
Total Earning Available for Fixed Charges	45,606	65,535	59,295	73,967	84,017	13,092	18,999

Ratios of Earnings to Fixed Charges	2.77	2.33	2.31	3.45	3.35	2.14	2.84

(1) Historically, our sales and earnings are lower in the first and fourth quarters, leading to a lower ratio in those quarters.

(2) Management has estimated the interest portion of rental expense at 24.6 percent of rental expense.